January 3, 2013

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Tenet Healthcare Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 28, 2012

Form 10-Q for the Quarterly Period Ended September 30, 2012

Filed November 7, 2012

File No. 001-07293

Dear Mr. Rosenberg:

This letter sets forth the responses of Tenet Healthcare Corporation (together with our subsidiaries, referred to as “Tenet,” the “Company,” “we” or “us,” unless the context otherwise requires) to the comment letter (the “Comment Letter”), dated December 12, 2012, of the staff of the Division of Corporation Finance (the “Staff”) related to the Company’s Form 10-K for the year ended December 31, 2011 (the “2011 Form 10-K”) that was filed with the Securities and Exchange Commission (the “Commission”) on February 28, 2012 and the Company’s Form 10-Q for the quarterly period ended September 30, 2012 (the “September 2012 Form 10-Q”) that was filed with the Commission on November 7, 2012.

The responses set forth below correspond to the numeric comments in the Staff’s Comment Letter.

Staff Comment

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 14. Principal Accounting Fees and Services

1.              Refer to your disclosure on page 28 of Schedule 14A Information filed March 30, 2012 and incorporated herein by reference that the company incurred approximately $823 thousand in other fees that consisted of advisory services related to the development and preparation of training materials, training on the use of an analytical tool, and advisory services related to financial statement preparation.  Please provide us your analysis supporting that the advisory services related to financial statement preparation did not include any of the services described in Rule 2.01(c)(4)(i) and (ii) of Regulation S-X.

Company Response

The services performed by Deloitte & Touche LLP (“Deloitte”) were related to financial statement preparation processes being designed by one of our subsidiaries and were limited to providing advisory services to the subsidiary’s management team in contemplation of preparing stand-alone financial

Tenet Healthcare Corporation • Headquarters Office

1445 Ross Avenue, Suite 1400 • Dallas, TX 75202 • Tel: 469.893.2000 • Fax: 469.893.8600 • www.tenethealth.com statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).  The services were limited to advising the subsidiary on the financial reporting requirements under US GAAP and SEC Regulation S-X, such as the presentation of intercompany revenue on an arm’s length basis, allocation of corporate and shared expenses, intercompany financing, and segment reporting.  In addition, the services included advising the subsidiary of potential enhancements between the financial disclosures in its draft stand-alone financial statements and footnotes compared with the requirements of US GAAP.  Deloitte also provided advice and observations to assist with the identification of matters that the subsidiary should consider as it developed its readiness roadmap and plan for the stand-alone financial statement preparation processes, as well as examples of leading practices related to processes and methodologies typically used in the preparation of stand-alone financial statements.

At no time did Deloitte prepare any financial statements, generate any accounting records or source data or provide any services related to our financial information systems. The advisory services provided did not violate any of the independence rules described in Rule 2.01(c)(4)(i) and (ii) of Regulation S-X.

Staff Comment

Form 10-Q for the quarterly period ended September 30, 2012

Note 3. Discontinued Operations, page 8

2.              You sold your Creighton University Medical Center hospital on August 31, 2012 for $40 million. As a result, you recognized a $98 million impairment for the write-down of long-lived assets to their estimated fair values in the quarter ended June 30, 2012.  Explain to us why the sale resulted in such a large loss and why impairment was not required prior to the quarter ended June 30, 2012.  Tell us when the hospital was acquired, the gross book value, what estimated useful life was being used for depreciation, the amount of depreciation expense recognized for 2010, 2011 and 2012 and accumulated through August 31, 2012, and why you believe the amount of depreciation expense recognized complied with GAAP.

Company Response

Prior to entering into sale discussions, Creighton University Medical Center (“Creighton”) had been evaluated for impairment during the quarter ended December 31, 2011. As contemplated in Accounting Standards Codification (“ASC”) 360-10-35-31, the remaining useful life of an asset group is based on the remaining useful life of the primary asset, which we determined to be Creighton’s hospital facility.  At December 31, 2011, the remaining useful life of the hospital facility was 24 years.  We performed a detailed analysis of the projected undiscounted cash flows associated with the future use and eventual disposition of the assets that resulted in an amount that exceeded the carrying value of Creighton’s long-lived assets by approximately $257 million. Since Step 1 of the impairment test resulted in excess undiscounted cash flows over the carrying value of the long-lived assets, we did not record any impairment during the quarter ended December 31, 2011. However, in our Critical Accounting Estimates in our December 31, 2011 Form 10-K on page 74, we disclosed the following related to three hospitals (one of which was Creighton):

Additionally, in our most recent impairment analysis as of December 31, 2011, we had three hospitals with an aggregate carrying value of long-lived assets of approximately

$223 million whose estimated future undiscounted cash flows exceeded the carrying value of long-lived assets by an aggregate amount of $450 million. These three hospitals had the smallest excess of future undiscounted cash flows on an annual basis necessary to recover the carrying value of their assets. Future adverse trends that result in necessary changes in the assumptions underlying these estimates of future undiscounted cash flows could result in the hospitals’ estimated cash flows being less than the carrying value of the assets, which would require a fair value assessment of the long-lived assets, and if the fair value amount is less than the carrying value of the assets, impairment charges would occur and could be material.

The following provides the timeline and decision process that led us to conclude that no impairment of the Creighton long-lived assets was required as of March 31, 2012, and that the impairment was appropriate in the quarter ended June 30, 2012:

•                  As of March 31, 2012, we concluded that Creighton did not meet the requirements for classification as Assets Held for Sale based on the criteria in the ASC 360-10-45-9.  Based on the status of the negotiations, the sale of Creighton was not probable at March 31, 2012 nor did we have authority to commit to a sales transaction at that time.  We did evaluate whether any material changes had occurred from the December 31, 2011 assessment of the future estimated undiscounted cash flows as of March 31, 2012, and concluded that the future estimated undiscounted cash flows on a held and used basis continued to exceed the carrying value of the long-lived assets.

•                  On April 24, 2012, we signed a non-binding letter of intent to explore the sale of the assets of Creighton to Alegent Health.

•                  On April 26, 2012, we filed a Form 8-K in which, among other items, we provided an early warning disclosure indicating that if the sales transaction was consummated, we anticipated recognizing a pre-tax impairment charge of approximately $100 million.

•                  We also included a similar early warning disclosure in a Subsequent Event footnote on page 19 of our March 31, 2012 Form 10-Q filed on May 8, 2012.

•                  As noted above, we concluded that the sale of Creighton was not probable as of March 31, 2012. However, we did consider (prior to the filing of our March 31, 2012 Form 10-Q) the events noted above that occurred subsequent to March 31, 2012 and their potential impact on our impairment considerations. We concluded that even if these events would have constituted a “triggering event” within the impairment accounting literature that would have warranted a probability-weighted cash flow analysis to be completed as of March 31, 2012 (with consideration of a near term divestiture as one scenario), the estimated future undiscounted cash flows of Creighton under a probability-weighted cash flow analysis would still have been in excess of the carrying value of the asset.

•                  On May 10, 2012, our Board of Directors approved management’s plan to sell Creighton.

•                  As of June 30, 2012, based on the status of negotiations among us, Alegent and our minority interest owner, and in connection with the preparation and review of our quarterly financial statements, we concluded at that time that the sale of Creighton was probable and that the criteria for classification of Creighton as an Asset Held for Sale had been met. As a result, during the three months ended June 30, 2012, we reclassified the operations of Creighton to discontinued operations and the assets to Assets Held for Sale.  We performed the required impairment evaluation as of June 30, 2012 by comparing the carrying value of the Assets Held for Sale to their estimated fair value, which resulted in a pre-tax impairment charge of $98 million.

•                  The definitive agreements to sell Creighton were executed on July 24, 2012 and the transaction closed on August 31, 2012.

We believe that the period in which we recorded the impairment charge (i.e., the three months ended June 30, 2012) was the appropriate period to recognize the impairment pursuant to the applicable accounting literature. We did recognize that a material impairment charge was a possibility and provided early warning disclosures that a potential material impairment might be recorded in a future period.

The sale of Creighton resulted in a loss because a buyer’s estimated fair value of a hospital generally utilizes a discounted cash flow valuation method that incorporates a shorter period of time of future cash flows than our estimate of Creighton’s future undiscounted cash flows over the estimated remaining useful life of the hospital. Our assets were recorded at depreciated cost and at least annually compared to the amount we expected to recover from those assets. The analysis of the recovery of our carrying value of the hospital on a held and used basis utilized an undiscounted cash flow method over our estimate of Creighton’s remaining useful life in accordance with ASC 360-10-35-17.  The impact of the difference between the undiscounted versus discounted cash flows, and the likely variance in the estimate of the remaining useful life of Creighton’s assets compared to the buyer’s presumed shorter time period for a multiple of future earnings are the primary factors that resulted in the loss. It is not unusual for a buyer to use a future period of earnings to estimate a purchase price that is shorter than the estimated future remaining useful life of the asset being acquired.

Creighton was acquired as part of our merger with American Medical Holdings, Inc. on March 1, 1995. We used the straight-line method of depreciation for buildings and equipment and the useful lives primarily assigned to these assets were: three to five years for technology-related equipment (e.g., computers, scanners, and printers), five to seven years for medical equipment, 15 years for furniture and fixtures, and 40 years for buildings.

Creighton’s depreciation expense was $10 million in the year ended December 31, 2010, $11 million in the year ended December 31, 2011 and $6 million for the six months ended June 30, 2012, at which time we stopped recording depreciation expense because the assets were reclassified to Assets Held for Sale. When the assets were reclassified to Assets Held for Sale, the gross book value was $254 million and accumulated depreciation was $121 million. We believe that depreciating the cost of Creighton’s assets over the aforementioned useful lives represented an appropriate systematic and rational method of allocation over their estimated economic lives consistent with ASC 360-10-35-4.

The Company acknowledges that:

•                       the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                       staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                       the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with respect to this response letter, please call me at (469) 893-2246, fax information to me at (469) 893-3246, or e-mail information to daniel.cancelmi@tenethealth.com.

Sincerely,

/s/ Daniel J. Cancelmi
Daniel J. Cancelmi
Chief Financial Officer

cc:        Dana Hartz (Securities and Exchange Commission)

Lisa Vanjoske (Securities and Exchange Commission)

Paul Castanon (Tenet Healthcare Corporation)

Scott Ramsey (Tenet Healthcare Corporation)

Gary Ruff (Tenet Healthcare Corporation)

Dan Odom (Deloitte & Touche LLP)

Karen Van Compernolle (Deloitte & Touche LLP)